Exhibit 99.1

GARDEN STAGE LIMITED

(Incorporated in the Cayman Islands with limited liability)

Notice of Extraordinary General Meeting of Shareholders

To Be Held on August 26, 2026 at 11.00AM, Eastern Standard Time

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting (the “EGM”) of holders of our Ordinary Shares (the “Ordinary Shares”) of Garden Stage Limited (the “Company”) will be held virtually on August 26, 2026 at 11.00AM, Eastern Standard Time. Eligible shareholders, as well as duly appointed proxyholders will be able to attend virtually, participate and vote at the EGM. The board of directors of the Company (the “Board”) has determined to convene and conduct the EGM in a virtual meeting format at:https://meeting.vstocktransfer.com/GARDENSTAGEAUG26 ..

The Notice of the Extraordinary General Meeting of Shareholders and the proxy card accompanying this letter will be first mailed to our shareholders on or about August 13, 2026.

The purpose of the EGM is to approve and adopt the following resolutions:

1.	RESOLVED as an ordinary resolution that the authorized share capital of the Company be increased FROM US$50,000 divided into (i) 2,453,750 Class A ordinary shares of a par value of US$0.02 each and (ii) 9,250,000 Class B ordinary shares of a par value of US$0.0001 each TO US$1,000,000 divided into (i) 49,953,750 Class A ordinary shares of a par value of US$0.02 each and (ii) 9,250,000 Class B ordinary shares of a par value of US$0.0001 each (the “Increase in Authorized Share Capital”).

2.	RESOLVED as a special resolution that subject to and conditional upon the approval for resolutions 1, the adoption of the third amended and restated memorandum and articles of association of the Company (the “Third M&A”), in the form of Exhibit A attached to the proxy statement, in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company in its entirety with immediate effect.

3.	RESOLVED as an ordinary resolution that (i) the transfer agent and share registrar of the Company be authorized to update the register of members of the Company, and (ii) the registered office provider be authorized to make such filings with the Registrar of Companies in the Cayman Islands as may be necessary to reflect the Increase in Authorized Share Capital and the adoption of the Third M&A.

4.	RESOLVED as an ordinary resolution to approve to direct the chairperson of the EGM to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the resolutions 1 – 3.

The Board unanimously recommends that the shareholders vote “FOR” for all the items.

The Board has fixed the close of business Eastern Daylight Time on July 29, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjourned or postponed meeting thereof. As of the Record Date, there were 1,462,399 Class A ordinary shares and 9,250,000 Class B ordinary shares issued and outstanding. Each Class A ordinary share is entitled to one vote and each ordinary share is entitled to 100 votes.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares at the close of business on the Record Date are entitled to vote at the EGM and any adjourned or postponed meeting thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website athttps://ts.vstocktransfer.com/irhlogin/GARDENSTAGELIMITED. The notice of the EGM, the proxy statement, and the proxy card will be sent or made available to shareholders on or about August 13, 2026.

The Board is soliciting proxies. Shareholders are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy card accompanying this Notice.

You are urged to complete, sign, date and return the accompanying proxy card as promptly as possible. We must receive the proxy card no later than 48 hours before the time of the EGM to ensure your representation at such meeting.

GARDEN STAGE LIMITED

Date: August 13, 2026	By:	/s/ Chan Sze Ho
Chan Sze Ho
Chief Executive Officer

GARDEN STAGE LIMITED

(Incorporated in the Cayman Islands with limited liability)

Notice of Extraordinary General Meeting of Shareholders

To Be Held on August 26, 2026 at 11.00AM, Eastern Standard Time

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE PROPOSALS

The following are answers to some questions that you, as a shareholder of Garden Stage Limited (“GSIW” or the “Company”), may have regarding the Proposals and related matters being considered at GSIW’s extraordinary general meeting of shareholders, which is referred to herein as the “EGM”.

Q:	Why am I receiving this proxy statement?

A:	The board of directors of GSIW (the “Board”) is soliciting your proxy to vote at the EGM because you owned GSIW ordinary shares at the close of business on July 29, 2026, the “Record Date” for the EGM, and are therefore entitled to vote at the EGM. This proxy statement, along with a proxy card or a voting instruction card, is being mailed to shareholders on or about August 13, 2026. GSIW has made these materials available to you on the Internet, and GSIW has delivered printed proxy materials to you or sent them to you by email. This proxy statement summarizes the information that you need to know in order to cast your vote at the EGM. You do not need to attend the EGM in person to vote your GSIW ordinary shares.

Q:	When and where will the EGM be held?

A:	The EGM will be held on August 26, 2026 at 11:00 P.M., Hong Kong Time (11 A.M. Eastern Time on August 26, 2026), in a virtual meeting format at:https://meeting.vstocktransfer.com/GARDENSTAGEAUG26 .

Q:	On what matters will I be voting?

A:	(1) AN ORDINARY RESOLUTION THAT the authorized share capital of the Company be increased FROM US$50,000 divided into (i) 2,453,750 Class A ordinary shares of a par value of US$0.02 each and (ii) 9,250,000 Class B ordinary shares of a par value of US$0.0001 each TO US$1,000,000 divided into (i) 49,953,750 Class A ordinary shares of a par value of US$0.02 each and (ii) 9,250,000 Class B ordinary shares of a par value of US$0.0001 each.

(2) A SPECIAL RESOLUTION THAT subject to and conditional upon the approval for resolutions 1 the adoption of the third amended and restated memorandum and articles of association of the Company (the “Third M&A”), in the form of Exhibit A attached to the proxy statement, in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company in its entirety with immediate effect.

(3) AN ORDINARY RESOLUTION THAT (i) the transfer agent and share registrar of the Company be authorized to update the register of members of the Company, and (ii) the registered office provider be authorized to make such filings with the Registrar of Companies in the Cayman Islands as may be necessary to reflect the Share Redesignation and the adoption of the Third M&A.

(4) AN ORDINARY RESOLUTION THAT the chairperson of the EGM be directed to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the resolutions 1 – 4.

Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement. If GSIW shareholders fail to approve a resolution, such resolution cannot be passed and approved.

Q:	What happens if I sell my shares after the Record Date, but before the EGM?

A:	The Record Date is earlier than the date of the EGM. If you transfer your shares of the Company after the Record Date but before the EGM, you will retain your right to vote at the EGM, but will transfer ownership of the shares and will not hold an interest in the Company with respect to such shares after the transaction is completed.

Q:	How do I vote?

A:	After you have carefully read this proxy statement and have decided how you wish to vote your GSIW ordinary shares, please vote promptly.

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, athttps://ts.vstocktransfer.com/pxlogin, the address shown on your proxy card;

(2)	By fax, by faxing your signed proxy card to 646-536-3179;

(3)	By mail, by completing, signing and returning the enclosed proxy card; or

(4)	By email, by completing, signing and scanning the enclosed proxy card to VStock Transfer, LLC at vote@vstocktransfer.com.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

For a discussion of the rules regarding the voting of shares held by beneficial owners, please see the question below entitled “If I am a beneficial owner of GSIW ordinary shares, what happens if I don’t provide voting instructions? What is discretionary voting? What is a broker non-vote?”

Q:	What vote is required to approve each proposal?

A:

The approval of the first proposal, increase of the authorized share capital, the third proposal, authorization of the transfer agent and share registrar, and registered office provider, and the fourth proposal, adjournment of EGM, requires that a simple majority of the votes cast at the EGM be voted “For” the proposal, provided we have quorum for the meeting.

The approval of the second proposal, adoption of the Third M&A, requires that a two-thirds majority of the votes cast at the EGM be voted “For” the proposal, provided we have quorum for the meeting.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Q:	How many votes do I and others have?

A:	Holders of GSIW Class A ordinary shares are entitled to one vote for each share of GSIW Class A ordinary share held as of the Record Date, and holders of GSIW Class B ordinary shares are entitled to 100 votes for each share of GSIW Class B ordinary share held as of the Record Date. As of the close of business on the Record Date, there were 1,462,399 outstanding GSIW Class A ordinary shares, and 9,250,000 outstanding GSIW Class B ordinary shares.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you fail to vote, your shares will not be counted for purposes of determining quorum or for purposes of the voting results. If you choose to appear for purposes of quorum but to abstain from voting, your shares will counted for purposes of determining whether we have quorum sufficient to hold the meeting but will not be counted for purposes of the voting results. For this reason, if we have quorum, a failure to vote and an abstention would both be disregarded at the meeting, but a failure to vote could result in the EGM not reaching quorum, while an abstention would help us achieve quorum.

Q:	How many shares must be present to hold the EGM?

A:	The presence in person or by proxy of shareholders holding not less than an aggregate of one-third of the class or series of voting shares in the Company at the EGM is necessary to constitute a quorum. The inspector of election will determine whether a quorum is present. If you are a beneficial owner (as defined above) of the Company’s ordinary shares and you do not instruct your bank, broker or other nominee how to vote your shares on any of the proposals, your shares will not be counted as present at the EGM for purposes of determining whether a quorum exists. Votes of shareholders of record who are present at the EGM in person or by proxy will be counted as present at the EGM for purposes of determining whether a quorum exists, whether or not such holder abstains from voting on all of the proposals.

Q:	If I am a beneficial owner of GSIW ordinary shares, what happens if I don’t provide voting instructions? What is discretionary voting? What is a broker non-vote?

A:	If you are a registered shareholder and do not provide a proxy, you must attend the shareholder meeting in virtual format in order to vote your shares. We encourage all shareholders to appear in person or by proxy to ensure that quorum for the meeting exists so that the proposals can be considered.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	Proxy cards that are signed and returned but do not contain instructions will be voted in favor of all proposals.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

Q:	Do I need identification to attend the EGM in person?

A:	Yes. Please produce proper identification, together with proof that you are a record owner of GSIW ordinary shares. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned GSIW ordinary shares on the record date. Acceptable proof of ownership is either (a) a letter from your broker stating that you beneficially owned GSIW ordinary shares on the Record Date or (b) an account statement showing that you beneficially owned GSIW ordinary shares on the Record Date.

THE EXTRAORDINARY GENERAL MEETING

Date, Time and Place of the EGM

The EGM will be held on August 26, 2026 at 11:00 P.M., Hong Kong Time (11 A.M. Eastern Time on August 26, 2026) in a virtual meeting format at: https://meeting.vstocktransfer.com/GARDENSTAGEAUG26 ..

Purpose of the EGM

At the EGM, the Company is asking its shareholders as of the record date of 29 July 2026 (the “Record Date”) to consider, vote upon and approve the following resolutions:

(1)	Increase in Authorized Share Capital: AN ORDINARY RESOLUTION THAT the authorized share capital of the Company be increased FROM US$50,000 divided into (i) 2,453,750 Class A ordinary shares of a par value of US$0.02 each and (ii) 9,250,000 Class B ordinary shares of a par value of US$0.0001 each TO US$1,000,000 divided into (i) 49,953,750 Class A ordinary shares of a par value of US$0.02 each and (ii) 9,250,000 Class B ordinary shares of a par value of US$0.0001 each.

(2)	Adoption of third amended and restated memorandum and articles of association: A SPECIAL RESOLUTION THAT subject to and conditional upon the approval for resolutions 1, the adoption of the third amended and restated memorandum and articles of association of the Company (the “Third M&A”), in the form of Exhibit A attached to the proxy statement, in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company in its entirety with immediate effect..

(3)	Authorization of transfer agent and share registrar and registered office provider: AN ORDINARY RESOLUTION THAT (i) the transfer agent and share registrar of the Company be authorized to update the register of members of the Company, and (ii) the registered office provider be authorized to make such filings with the Registrar of Companies in the Cayman Islands as may be necessary to reflect the Share Redesignation and the adoption of the Third M&A.

(4)	Adjournment of EGM: AN ORDINARY RESOLUTION THAT the chairperson of the EGM be directed to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the resolutions 1 – 3.

Record Date; Shares Entitled to Vote; Quorum

Shareholders will be entitled to vote or direct votes to be cast at the EGM if they owned GSIW ordinary shares on the Record Date. Shareholders will have one vote for each share of GSIW Class A ordinary share owned at the close of business on the Record Date, and one hundred votes for each share of GSIW Class B ordinary share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

As of the close of business on the Record Date, there were 1,462,399 outstanding GSIW Class A ordinary shares, and 9,250,000 outstanding GSIW Class B ordinary shares.

A quorum of GSIW shareholders is necessary to hold a valid meeting. The presence in person or by proxy of shareholders holding not less than an aggregate of one-third of the class or series of voting shares in the Company at the EGM is necessary to constitute a quorum. Abstentions will count as present for the purposes of establishing a quorum but will be disregarded for purposes of determining the results of voting.

Vote Required; Abstentions and Broker Non-Votes

The approval of the first proposal, increase of the authorized share capital, the third proposal, authorization of the transfer agent and share registrar, and registered office provider, and the fourth proposal, adjournment of EGM, requires that a simple majority of the votes cast at the EGM be voted “For” the proposal, provided we have quorum for the meeting.

The approval of the second proposal, adoption of the Third M&A, requires that a two-thirds majority of the votes cast at the EGM be voted “For” the proposal, provided we have quorum for the meeting.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Voting of Proxies

If your shares are registered in your name with our transfer agent, VStock Transfer, LLC, you may cause your shares to be voted by returning a signed proxy card, or you may vote in person at the EGM. Additionally, you may submit electronically over the Internet a proxy authorizing the voting of your shares by following the instructions on your proxy card. You must have the enclosed proxy card available, and follow the instructions on the proxy card, in order to submit a proxy electronically over the Internet. Based on your proxy cards or Internet proxies, the proxy holders will vote your shares according to your directions.

Voting instructions are included on your proxy card. All shares represented by properly executed proxies received in time for the EGM will be voted at the EGM in accordance with the instructions of the shareholder.

If your shares are held in “street name” through a broker, bank or other nominee, you may vote through your broker, bank or other nominee by completing and returning the voting form provided by your broker, bank or other nominee, or by the Internet or telephone through your broker, bank or other nominee if such a service is provided. To vote via the Internet or telephone through your broker, bank or other nominee, you should follow the instructions on the voting form provided by your broker, bank or other nominee. If you do not return your bank’s, broker’s or other nominee’s voting form, do not vote via the Internet or telephone through your broker, bank or other nominee, if possible, and do not attend the EGM and vote in person with a proxy from your broker, bank or other nominee, your shares will not be counted for purposes of determining quorum or for purposes of the voting results.

Shareholders are encouraged to vote prior to the EGM using the methods described above. Voting in advance ensures your vote is counted and is not necessary to vote during the Virtual Meeting. However, if you wish to vote during the Virtual Meeting, the following instructions apply:

(a)	Registered Holders: If your shares are registered in your name with our transfer agent, VStock Transfer, LLC, you may vote during the Virtual Meeting by accessing the link under the “Resources” tab during the Meeting and using the Control Number on your VStock Proxy Card to cast your vote.

(b)	Beneficial Holders: If your shares are held in “street name” through a bank or broker and you wish to vote during the Virtual Meeting, you must obtain a “Legal Proxy” from your bank or brokerage and submit that form, along with a completed ballot indicating your vote, to vote@vstocktransfer.com prior to the Meeting. If you do not complete these steps prior to the Meeting, your vote cannot be cast during the Meeting.

Revocability of Proxies

If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the EGM by:

●	Submitting a new proxy electronically over the Internet or by fax after the date of the earlier submitted proxy;

●	Signing another proxy card with a later date and returning it to us prior to the EGM; or

●	Attending the EGM and voting in person in virtual format.

Please note that to be effective, your new proxy card, fax or email voting instructions or written notice of revocation must be received by us prior to the EGM and, in the case of internet or mail voting instructions, must be received before 11:59 P.M. Hong Kong time on August 25, 2026 (11:59 A.M. Eastern time on August 25, 2026). If you have submitted a proxy, your appearance at the EGM, in the absence of voting in person or submitting an additional proxy or revocation, will not have the effect of revoking your prior proxy.

If you hold your ordinary shares in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote in person at the EGM if you obtain a valid “legal” proxy from your bank, broker or other nominee. Any adjournment, recess or postponement of the EGM for the purpose of soliciting additional proxies will allow GSIW shareholders who have already sent in their proxies to revoke them at any time prior to their use at the EGM as adjourned, recessed or postponed.

Board of Directors’ Recommendation

After careful consideration, the Company’s Board has determined that the proposed resolutions are fair to, and in the best interest of, the Company and its shareholders. They unanimously recommend that you vote or give instruction to vote:

“FOR” the increase in authorized share capital;

“FOR” the adoption of third amended and restated memorandum and articles of association;

“FOR” the authorization of transfer agent and share registrar and registered office provider; and

“FOR” the adjournment of EGM.

Solicitation of Proxies

The expense of soliciting proxies in the enclosed form will be borne by GSIW. Proxies may also be solicited by some of our directors, officers and employees, personally or by telephone, facsimile, email or other means of communication. No additional compensation will be paid for such services.

Other Matters

At this time, we know of no other matters to be submitted at the EGM.

Householding of EGM Materials

Unless we have received contrary instructions, we may send a single copy of this proxy statement and notice to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. Each shareholder in the household will continue to receive a separate proxy card. This process, known as “house holding”, reduces the volume of duplicate information received at your household and helps to reduce our expenses.

Who Can Answer Your Questions About Voting Your Shares?

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your GSIW ordinary shares, you may submit questions via email to ir@iwinsec.com.

PROPOSAL 1: INCREASE IN AUTHORIZED SHARE CAPITAL

What am I voting on?

A proposal to approve an ordinary resolution that the authorized share capital of the Company be increased from:

(i)	US$50,000 divided into (i) 2,453,750 Class A ordinary shares of a par value of US$0.02 each and (ii) 9,250,000 Class B ordinary shares of a par value of US$0.0001 each to:

(ii)	US$1,000,000 divided into (i) 49,953,750 Class A ordinary shares of a par value of US$0.02 each and (ii) 9,250,000 Class B ordinary shares of a par value of US$0.0001 each.

Required Vote

The approval of the increase of the authorized share requires that a simple majority of the votes cast at the EGM be voted “For” the proposal, provided we have quorum for the meeting.

THE GSIW BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT GSIW SHAREHOLDERS VOTE “FOR”

THE APPROVAL OF THE INCREASE IN AUTHORIZED SHARE CAPITAL.

PROPOSAL 2: ADOPTION OF THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

OF THE COMPANY

What am I voting on?

A proposal, subject to and conditional upon the approval for resolutions 1, for the adoption of the third amended and restated memorandum and articles of association of the Company (the “Third M&A”), in the form of Exhibit A attached to the proxy statement, in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company in its entirety with immediate effect.

Required Vote

The approval of the adoption of third amended and restated memorandum and articles of association of the Company requires that a two-thirds majority of the votes cast at the EGM be voted “For” the proposal, provided we have quorum for the meeting.

THE GSIW BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT GSIW SHAREHOLDERS VOTE “FOR”

THE ADOPTION OF THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY.

PROPOSAL 3: AUTHORIZATION OF TRANSFER AGENT AND SHARE REGISTRAR AND REGISTERED OFFICE PROVIDER

What am I voting on?

A proposal, for the (i) the transfer agent and share registrar of the Company be authorized to update the register of members of the Company, and (ii) the registered office provider be authorized to make such filings with the Registrar of Companies in the Cayman Islands as may be necessary to reflect the Share Redesignation and the adoption of the Third M&A.

Required Vote

The approval of the authorization of transfer agent and share registrar and registered office provider requires that a simple majority of the votes cast at the EGM be voted “For” the proposal, provided we have quorum for the meeting.

THE GSIW BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT GSIW SHAREHOLDERS VOTE “FOR”

THE AUTHORIZATION OF TRANSFER AGENT AND SHARE REGISTRAR AND REGISTERED OFFICE PROVIDER.

 PROPOSAL 4: ADJOURNMENT OF EGM

What am I voting on?

A proposal for the chairperson of the EGM to be directed to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the resolutions 1 – 3.

Required Vote

The approval for the adjournment of EGM requires that a simple majority of the votes cast at the EGM be voted “For” the proposal, provided we have quorum for the meeting.

THE GSIW BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT GSIW SHAREHOLDERS VOTE “FOR”

THE ADJOURNMENT OF EGM.

OTHER MATTERS

As of the date of this proxy statement, the Board of GSIW knows of no matters that will be presented for consideration at the EGM other than as described in this proxy statement. If any other matters properly come before the EGM or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

MISCELLANEOUS

You should rely only on the information contained in this proxy statement, the annexes to this proxy statement and the documents we refer to in this proxy statement to vote on the Increase in Authorized Share Capital proposal, Approval of amendments to second amended and restated memorandum and articles of association by holders of Class B ordinary shares proposal, Adoption of third amended and restated memorandum and articles of association proposal, Authorization of transfer agent and share registrar and registered office provider proposal, Adjournment of EGM proposal and such other business as may properly come before the meeting or any adjournment thereof. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated August 13, 2026. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement) and the mailing of this proxy statement to shareholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

Exhibit A

Form of Third Amended and Restated Memorandum and Articles of Association